FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                          For the month of January 2005
                                 20 January 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                    Yes                    No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX

                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Blocklisting Interim Review - Replacement released on
                20 January 2005






The Block Listing return for the Sharesave Scheme, which was released on 19 January 2005 had two figures in the announcement which were incorrect as follows:

Question 4. Number and class of share(s) (amount of stock/debt security) not issued under scheme:

The figure should have been stated as 2,600,000 rather than 2,6000,000

Question 7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

The 30/10/98 figure should have been stated as 200,000 rather than 2,000,000.

The announcement below reflects these changes.




                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company
British Sky Broadcasting Group plc

2. Name of scheme
Sharesave Scheme

3. Period of return:
From 01/07/98 To 31/12/04


4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
2,600,000


5. Number of shares issued / allotted under scheme during period:
2,370,656

6. Balance under scheme not yet issued / allotted at end of period
229,344


7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
30/10/98 200,000
12/11/99 1,000,000
23/08/01 1,400,000


Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,918,878,617

Contact for queries
Name Address:
Chris Taylor British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD

Telephone
020 7800 4297

Person making the return

Name
David Gormley

Position
Company Secretary

Signature
........................................................

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 20 January 2005                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary